January 30, 2025

Cooper Werner
Chief Financial Officer
F5, Inc.
801 5th Avenue
Seattle, WA 98104

        Re: F5, Inc.
            Form 10-K for the year ended September 30, 2024
            Form 8-K Furnished on January 28, 2025
            File No. 000-26041
Dear Cooper Werner:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended September 30, 2024
Consolidated Income Statements, page 49

1. We note subscription revenue, which includes revenue from SaaS and managed services and term-based license subscriptions, was approximately 22.1% of total revenue for the year ended September 30, 2024. Accordingly, and if material, revise to separately present revenue from services, such as SaaS and managed services, from product revenue on the face of your income statement. Relatedly, revise to also separately present cost of revenue related to these sources. Refer to Rule 5-03(b)(1)
       and (2) of Regulation S-X. As part of your response, please quantify the revenues from SaaS and managed services separately for each period presented. January 30, 2025
Page 2
Form 8-K Furnished on January 28, 2025
Non-GAAP Measures

2. Please revise to provide a reconciliation of your non-GAAP measures gross profit, gross margin, operating profit and operating margin to their respective GAAP measures. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Brittany Ebbertt at 202-551-3572 or Christine Dietz at 202-551-3408
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Scot Rogers